HEATHER'S CHOICE, LLC
OPERATING AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "Operating Agreement"), is entered into this 6th day of June, 2018, ("Effective Date") by and among:

Members: Heather Kelly
Launch Alaska
Alaska Accelerator Fund
Anchorage Equity Partners

TABLE OF CONTENTS

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTIONS FROM REGISTRATION PROVIDED IN THE ACT AND REGULATION D UNDER THE ACT AND HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS. AS SUCH, THE PURCHASE OF THIS SECURITY WAS NECESSARILY WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS IT IS REGISTERED UNDER THE ACT AND ANY STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. FURTHERMORE, IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, WITHOUT THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT THE PROPOSED TRANSFER OR SALE DOES NOT AFFECT THE EXEMPTIONS RELIED UPON BY THE COMPANY IN ORIGINALLY DISTRIBUTING THE SECURITY AND THAT REGISTRATION IS NOT REQUIRED.

ARTICLE 1
FORMATION OF LIMITED LIABILITY COMPANY

1.1   Formation. The limited liability company was formed pursuant to the Alaska Limited Liability Act, AS 10.50 (the "Act") by causing Articles of Organization to be filed with the Department of Commerce, Community and Economic Development of the State of Alaska on August 7, 2014.

1.2   Name and Principal Place of Business. The name of the limited liability company is HEATHER'S CHOICE, LLC (the "LLC"). The principal place of business of the LLC in Alaska shall be 5881 Arctic Blvd, Unit 100, Anchorage, Alaska 99518 or some other place as the Manager shall determine.

1.3   Purpose. The purpose of the LLC is to conduct any or all lawful affairs for which a limited liability company may be organized under the Act, as amended, including the manufacturing of dehydrated foods in Anchorage, Alaska.

1.4   Agent for Service of Process. The LLC's agent for service of process in the State of Alaska shall be Heather Kelly, whose mailing address is 330 Sawmill Road, Bird Creek, Alaska 99540, with a physical address of 5881 Arctic Blvd Unit 100, Anchorage, Alaska 99518.

1.5   Agreement. Subject to the provisions of Article 17, this Amended and Restated Operating Agreement supersedes and replaces any prior operating agreements and shall be the sole statement of agreement among the Members, and except to the extent a provision of this Operating Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act. The Operating Agreement shall govern when inconsistent with the provisions of the Act or any other law or rule. To the extent any provision of the Operating Agreement is prohibited or ineffective under the Act, the Operating Agreement shall be considered amended to make the Operating Agreement effective under the Act. In the event the Act is subsequently amended or interpreted to make valid any provision of the Operating Agreement that was formerly invalid, such provision shall be considered to be a part of this Operating Agreement from and after the date of such interpretation or amendment.

1.6   Definitions. Terms not otherwise defined in this Operating Agreement shall have the meanings set forth in Article 15.

1.7   Term. The term of the LLC shall begin upon the filing of the Articles of Organization and shall continue in perpetuity, unless its existence is sooner terminated pursuant to Article 13.

ARTICLE 2
MEMBERS

2.1   Members. The Members of the LLC are:

Heather Kelly
Launch Alaska
Alaska Accelerator Fund
Anchorage Equity Partners

2.2   Representations and Warranties. Each Member represents and warrants to the LLC and each other Member as follows:

(a)   Purchase Entirely for Own Account. The Member is acquiring the interest in the LLC for the Member's own account for investment purposes only and not with a view to the resale, distribution, subdivision or fractionalization thereof and has no contract, understanding, undertaking, agreement or arrangement of any kind with any person to sell, transfer or pledge to any person its interest or any part thereof nor does such Member have any plans to enter into any such agreement which is prohibited;

(b)   Commission. No commissions have been paid to any person not registered pursuant to AS 45.55.040;

(c)   Investment Experience. By reason of their business experience, (1) the Member has the capacity to protect their own interests in connection with the transactions contemplated hereunder, (2) is able to bear the risks of an investment in the LLC, and (3) at the present time could afford a complete loss of such investment;

(d)   Disclosure of Information. The Member is aware of the LLC's financial condition and has acquired sufficient information about the LLC to reach an informed and knowledgeable decision to acquire an interest in the LLC as defined by AS 45.55.900(b)(5)(A); and

(e)   State and Federal Securities Laws. The Units are offered without public solicitation or advertisement. The Membership Units of the LLC have not been registered in Alaska pursuant to Alaska Securities Laws, but are exempt from registration pursuant to AS 45.55.900(b)(5)(A). The Membership Units have not been registered in any other state or the Securities Act of 1933, and may not be resold or transferred by a Member without appropriate registration or the availability of an exemption from registration and compliance with the Operating Agreement. The Membership Units are exempt from federal registration pursuant to the Securities Act of 1933, Section 3(a)(11).

(f)   Investor Qualification/Accredited Investor. The Member represents and warrants that the Member is an "accredited investor" as that term is defined in Regulation D as the Member qualifies for one or more of the Categories of Accredited Investors set forth in the "Investor Qualification as an Accredited Investor" section of the Investor Questionnaire.

(i) *Authority*. The undersigned, if other than an individual, makes the following additional representations:

The Member was not organized for the specific purpose of acquiring the Securities; and

The Member is fully authorized, empowered and qualified to execute and deliver this Operating Agreement, to purchase the Units.

2.3   LLC Units. Ownership of the LLC shall be represented by Units of the LLC (the "Units") described in *Exhibit A*.

2.4   Additional Units. Additional Units of the LLC may be issued as 2/3rds of the voting Members may determine and upon the written approval of the Manager.

2.5   Additional Members. Additional persons may be issued Units of the LLC and admitted to the LLC as Members upon such terms and conditions as 2/3rds of the voting Members may determine and upon the written approval of the Manager.

2.6   Admission of Substitute Members. Notwithstanding any other provision of this Operating Agreement, no Assignee of Units of the LLC shall be admitted as a Substitute Member and admitted to all the rights of the Member who assigned the Units of the LLC without the 2/3rds vote of the Members and the written approval of the Manager. If so admitted, the Substitute Member shall have all the rights and powers and will be subject to all the restrictions of the Member who originally assigned the Units of the LLC. The admission of a Substitute Member shall not release any Member who previously assigned the Units from liability to the LLC that may have existed prior to such substitution.

2.7   Resignation or Withdrawal of a Member. Except as specifically provided below, no Member shall have the right to resign or withdraw from the LLC or withdraw their interest in the capital.

2.8   Disassociation of a Member. The events described in Article 15.1(j), or failure of a Member to make a capital contribution pursuant to Article 3 will cause such Member to be disassociated from the LLC (a "Disassociated Member"), (b) will terminate the continued ownership of such Member in the LLC, and (c) will cause a dissolution of this LLC pursuant to Article 13, unless the provisions of Article 13, Section 13.2 occur.

2.9   Rights of Disassociated Member. In the event any Member becomes a Disassociated Member:

(a)   If the disassociation causes a dissolution and winding up of the LLC under Article 13, the Disassociated Member shall not be entitled to participate in the winding up of the LLC, shall not have the use or enjoyment of any LLC Property, and shall only have the rights granted pursuant to Article 2, Section 2.8; or

(b)   If disassociation does not cause a dissolution and winding up of the LLC under Article 13, the legal representative of the Disassociated Member shall have only the rights of an assignee under this Operating Agreement, unless a substituted Member is admitted pursuant to Article 2, Section 2.5.

2.10   Unlimited Freedom to Pursue Other Business Opportunities. Each Member may have other business interests and may engage in other activities in addition to those relating to the LLC, including, without limitation, the rendering of advice, management, or services of any kind to other investors and the making of other investments; however, the Members shall retain all confidential or proprietary information about the LLC in strict confidence and shall not disclose any such information to any third party not a member of the LLC. Neither the LLC nor any Member shall have any right by virtue of this Operating Agreement or relationship created hereby in or to such other ventures or activities or to the income or proceeds derived therefrom. A Member's pursuit of such ventures, even if competitive with the business of the LLC, shall not be deemed wrongful or improper. No Member shall be obligated to present any particular buyer or investment opportunity to the LLC, even if such opportunity is of a character that, if presented to LLC, could be taken by the LLC. Each Member shall have the right to take for its own account (individually or as a trustee) or to recommend to others any such particular investment opportunity without liability to the LLC or any Member.

ARTICLE 3
CONTRIBUTIONS TO CAPITAL

3.1   Initial Contributions. Contemporaneously with the execution of this Operating Agreement, each member shall contribute in cash or has already contributed in cash, equity, and/ or services to the capital of the LLC amount set as forth its Initial Contribution opposite such member's name on *Exhibit A*.

3.2   Issuance of Shares. In exchange for the Initial Contribution of the Members, the Members shall be issued the number of Units set forth opposite their names on *Exhibit A*.

3.3   Additional Contributions. No Member shall be required to make any additional contribution without the 2/3rds approval of the Membership and the approval of the Managers.

3.4 Failure to Make Additional Capital Contributions. If a Member shall fail to make additional capital contributions the Member shall become a Dissociated Member.

3.4 Interest. No Member shall be entitled to any interest with respect to contributions to the capital of the LLC except as provided in Exhibit A.

ARTICLE 4
ACTION BY MEMBERS

4.1 Voting Rights of Members. No Disassociated Member or Member who has assigned any of his Units of the LLC (collectively, "Former Members") shall have the right to consent, approve or vote on any matter. No assignee of Units of the LLC shall have the right to consent, approve or vote on any matters unless such Assignee has become a Substitute Member pursuant to Article 2, Section 2.5.

4.2 Voting. Except as otherwise provided in this Operating Agreement, any action requiring the consent, approval, determination or vote of the Members hereunder may be taken only with the consent and written approval of the Manager.

4.3 Voting by Mail. In any action in which a Member is entitled to vote, the Member shall have as many votes as the Member has Units without any difference between A and B Units. The Member must, within thirty (30) calendar days from the date of a mailing of the notice from the Manager present its vote in writing to the Manager, either by mailing, facsimile, or personal delivery, so that the Manager has the Member's vote in the Manager's physical possession (rather than constructively receiving it as when it is mailed) by such thirtieth (30th) calendar day. The failure of a Member to vote within thirty (30) days shall be deemed a vote for the action proposed by the Manager.

4.4 Proxies. Any Member may cast or authorize the casting of votes by filing a written Appointment of Irrevocable Proxy with the Manager at or before or before a mailed ballot. A Member may execute such written Appointment by facsimile transmission or other means of electronic transmission stating, or submitting with sufficient information to determine, that the Member authorized the transmission.

4.5 Vote of the Members. Any action for a vote of the Members shall be determined by a 2/3 vote of the Members with one vote for each Unit owned by the Member.

ARTICLE 5
MANAGEMENT AND RESTRICTIONS

5.1 Manager. The LLC shall be managed and controlled by the Manager who shall be Heather Kelly. The singular reference to a Manager and any action by the Manager in the Operating Agreement shall include the unanimous consent of the Manager.

5.2   General Powers. The business and affairs of the LLC shall be managed by its Manager.

5.3   Number, Tenure and Qualifications. The number of Managers of the LLC shall be one (1). Each Manager shall hold office until removed by the Members pursuant to 5.4.

5.4   Removal. Members may not remove the Manager without the 2/3rds vote of the Members voting for removal at any meeting called for the purpose of removing a Manager. If the Manager is a Member, the Manager shall be entitled to vote.

5.5   Vacancies. Any vacancy for a Manager shall be filled only by 2/3 vote of the Members.

5.6   Compensation. Managers shall not receive a salary for their services, but may be reimbursed for expenses. No such payment shall preclude any Manager from serving the LLC in any other capacity and receiving compensation for it.

5.7   Amendment of Articles or Operating Agreement. Upon approval, 80% of the Members shall have the duty and authority to amend the Articles of Organization or this Operating Agreement as and to the extent necessary to reflect any and all changes or corrections necessary or appropriate as a result of any action taken by the Members in accordance with the terms of this Operating Agreement, except no amendment shall diminish or restrict or dilute the voting rights of the Members, or change the rights given to any Member in this Operating Agreement without their consent, amend the provisions requiring unanimous approval, or change the conditions for removal of the Managers.

ARTICLE 6
NOTICES

6.1   Notices. Whenever, under the provisions of the Act or this Operating Agreement, notice is required to be given to any Member, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such Member at its address as it appears on the records of the LLC with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to Members may also be given by electronic transmission and shall be effective when received.

6.2   Waiver of Notice. Whenever any notice is required to be given under the provisions of the Act or this Operating Agreement, a waiver in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent notice.

ARTICLE 7

CERTIFICATES

7.1   Certificates. Every Member of the LLC shall be entitled to have a Unit certificate, signed by the Managers certifying the number of Units owned in the LLC. A legend will be placed on the certificate or other document evidencing ownership of the Units, that the Units are subject to a restriction on transferability and sale set forth in this Operating Agreement, that the Units are not registered under the Alaska securities laws or the federal securities laws and cannot be resold without registration or exemption.

7.2   Replacement Unit Certificates. The Manager may direct a new certificate(s) to be issued in the place of any Unit certificate(s) previously issued by the LLC alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate(s) of Units to be lost, stolen or destroyed. When authorizing such issue of a new certificate(s), the Manager may as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Unit certificate or certificates, or its legal representative, to advertise the same in such manner as it shall require and/or to give the LLC a bond in such sum as it may direct as indemnity against any claim that may be made against the LLC with respect to the certificate(s) alleged to have been lost, stolen or destroyed.

7.3   Transfers. Upon surrender to the LLC or the transfer agent of the LLC of a certificate(s) for Units duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the LLC, provided that the transfer is in compliance with the terms of this Operating Agreement, to issue a new certificate(s) to the person entitled thereto, cancel the old certificate(s) and record the transaction upon its books.

7.4   Unit Register. In order that the LLC may determine the Members entitled to notice of or to consent, approve or vote on any matter, or the Members or Assignees entitled to receive payment of any distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, or for the purpose of any other lawful action, the Manager may fix, in advance, a record date, which shall not be more than seventy (70) nor less than twenty (20) days before the date of such action or event.

7.5   Rights of Registered Owner. The LLC shall be entitled to recognize the exclusive right of a person registered on its books as the owner of Units to receive distributions, and to vote as such owner, and to hold liable for assessments a person registered on its books as the owner of Units and shall not be bound to recognize any equitable or other claim to or interest in such Unit (s) on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Alaska.

ARTICLE 8
ACCOUNTING AND RECORDS

8.1   Financial and Tax Reporting. The LLC shall prepare its financial statements in accordance with generally accepted accounting principles as from time to time in effect and shall prepare its income tax information returns using such methods of accounting and tax year as the Manager deems necessary or appropriate under the Code and Treasury Regulations.

8.2   Supervision; Inspection of Books. Proper and complete books of accounts and records of the business of the LLC (including those books and records identified in AS 10.50.860 of the Act) shall be kept under the supervision of the Manager at the LLC's principal office and at such other place as designated by the Manager. The Manager shall give notice to each Member of any changes in the location of such books and records. Such books and records shall be open to inspection, audit and copying by any Member, or its designated representative, upon reasonable notice at any time during business hours for any purpose reasonably related to the Member's interest in the LLC. Any confidential or proprietary information so obtained or copied shall be kept and maintained in strictest confidence except as required by law.

8.3   Reliance on Records and Books of Account. Any Member shall be fully protected in relying in good faith upon the records and books of account of the LLC and upon such information, opinions, reports or statements presented to the LLC by the Manager, any of its Members or by any other person, as to matters the Manager/Members reasonably believe are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the LLC, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the LLC or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

8.4   Annual Reports. The annual financial statements of the LLC shall be reported on as of the end of each fiscal year by the Manager unless the Manager employs a firm of independent certified public accountants to prepare the financial statements.

8.5   Tax Returns and Tax Matters Partner. The Manager shall, at LLC expense, cause the LLC to prepare and timely file before delinquent (unless appropriate extensions are properly filed) a United States Company return of Income and all other tax returns required to be filed by the LLC for each fiscal year of the LLC. The Manager shall transmit to each Member a schedule showing such Member's distributive share of the LLC's income, deductions and credits, and all other information necessary for such Members timely to file their federal income tax returns. The Manager similarly shall file, and provide information to the Members regarding, all appropriate state and local income tax returns. Heather Kelly is appointed the tax matters partner pursuant to the Internal Revenue Code 6231.

ARTICLE 9
ALLOCATIONS

9.1   Allocation of Distributions. On an annual basis, the Manager shall determine the amount of distributions to the Members.

9.2   Allocation of Net Income or Net Loss. For each accounting period, net income or net loss of the LLC shall be allocated by special tax allocation to the Members proportionate to their share of distributions as determined in Section 9.1 above.

9.3   Time of Allocations. The net income or net loss of the LLC for each accounting period shall be allocated to the Members annually at the end of the LLC's accounting period.

9.4   Special Tax Provisions.

(a)   The Members expect and intend that the LLC shall be treated as a partnership for all federal income tax purposes and each Shareholder agrees that he (i) will not on any federal, state, local or other tax return take, and will not otherwise assert, a position inconsistent with such expectation and intent; or (ii) do any act or thing which could cause the LLC to be treated as other than a partnership for federal income tax purposes.

(b)   Tax Allocations. Except as otherwise provided in this Article, items of income, gain, loss or deduction recognized for income tax purposes shall be allocated in the same manner that the corresponding items entering into the calculation of net income and net loss are allocated pursuant to this Operating Agreement.

(c)   Section 704(c) Adjustments. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, items of income, gain, loss and deduction with respect to an asset, if any, contributed to the capital of the LLC shall, solely for tax purposes, be allocated between the Members so as to take account of any variation between the adjusted basis of such property to the LLC for federal income tax purposes and its value upon contribution to the LLC.

(d)   Section 754 Election. A Section 754 election may be made for the LLC at the sole discretion of the Members. In the event of an adjustment to the adjusted tax basis of an LLC asset under Code Section 734(b) or Code Section 743(b) pursuant to a Section 754 election by the LLC, subsequent allocations of tax items shall reflect such adjustment consistent with the Treasury Regulations promulgated under Sections 704, 734, and 743 of the Code.

(e)   Allocations upon Transfers of LLC Interests. If, during an accounting period, a Member (the "Transferring Member") transfers Units to another person, items of net income and net loss, together with corresponding tax items, that otherwise would have been allocated to the Transferring Member with regard to such accounting period shall be allocated between the Transferring Member and the Substitute Member in accordance with their respective Shares during the accounting period using any method permitted by Section 706 of the Code and selected by the Members.

ARTICLE 10
DISTRIBUTIONS PRIOR TO LIQUIDATION

10.1   Distribution Shares. All distributions, if any, by the LLC to Members shall be made to the Members as set forth in *Exhibit A*.

10.2   Distributions in Kind. All distributions shall be made in cash or cash equivalents unless the Manager shall have approved a distribution of assets in kind.

10.3   Restriction on Distributions. The Manager shall not make any distribution to the Members prohibited under the Act.

10.4   No Other Withdrawals. Except as provided in this Article, no withdrawals or distributions shall be required or permitted.

ARTICLE 11
INDEMNIFICATION AND LIMITATION OF LIABILITY

11.1   Indemnification.

(a)   To the maximum extent permitted by the Act and by law, the Manager/ Members (herein referred to as "Indemnitees") shall, in accordance with this Section be indemnified and held harmless by the LLC from and against any and all loss, claims, damages, liabilities joint and several, expenses, judgments, fines, settlements and other amounts arising from any and all claims (including reasonable legal expenses), demands, actions, suits or proceedings (civil, criminal, administrative or investigative) in which they may be involved, as a party or otherwise, including any dispute among the Manager/Members by reason of their management of, or involvement in, the affairs of the LLC, or rendering of advice or consultation with respect thereto, or which relate to the LLC, its properties, business or affairs, if such Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in, or not opposed to, the best interests of the LLC, and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct of such Indemnitee was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the LLC or that the Indemnitee had reasonable cause to believe that the Indemnitee's conduct was unlawful (unless there has been a final adjudication in the proceeding that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the LLC; or that the Indemnitee did have reasonable cause to believe that the Indemnitee's conduct was unlawful).

(b)   The LLC may also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the LLC to procure a judgment in its favor by reason of the fact that such person is or was an employee or agent of the LLC, against expenses actually or reasonably incurred by such person in connection with the defense or settlement of such action, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the LLC, except that indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for misconduct in the performance of the person's duty to the LLC only to the extent that the court in which such action or suit was brought, or another court of appropriate jurisdiction, determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that the person has been successful on the merits or otherwise in defense of any proceedings referred to herein, or in defense of any claim, issue or matter therein, the person shall be indemnified by the LLC against expenses actually and reasonably incurred by the person in connection therewith. Notwithstanding the foregoing, no person shall be entitled to indemnification hereunder for any conduct arising from the gross negligence or willful misconduct of such person or reckless disregard in the performance of its duties hereunder.

(c)   Expenses (including attorney's fees) incurred in defending any proceeding under Sections 13.1(a) or (b) may be paid by the LLC in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the Indemnitee or person to repay such amount if it shall ultimately be determined that the Indemnitee or person is not entitled to be indemnified by the LLC as authorized hereunder.

(d)   The indemnification provided by this section shall not be deemed to be exclusive of any rights to which any person may be entitled under any agreement, or as a matter of law, or otherwise, both as to action in a person's official capacity and to action in another capacity.

(e)   The Manager shall have power to purchase and maintain insurance on behalf of the LLC, the Manager, employees or agents of the LLC and any other Indemnitees at the expense of the LLC, against any liability asserted against or incurred by them in any such capacity whether or not the LLC would have the power to indemnify such person against such liability under the provisions of this Operating Agreement.

11.2   Limitation of Liability. Notwithstanding anything to the contrary herein contained, the debts, obligations and liabilities of the LLC shall be solely the debts, obligations and liabilities of the LLC; and no Manager/Member shall be obligated personally for any such debt, obligation or liability of the LLC solely for the reason of being a Manager/Member of the LLC.

ARTICLE 12
TERMINATION

12.1 <u>Termination</u>. The LLC shall be dissolved, its assets disposed of and its affairs wound up upon the first to occur of the following:

(a) The unanimous vote of its Members;

(b) The occurrence of a Dissolution Event with respect to a Member, and the failure of the Members who remain to consent to continue the business of the LLC within ninety (90) days following the occurrence of any such event, pursuant to Section 12.2; or

(c) The entry of a decree of judicial dissolution under the Act.

12.2 <u>Continuance of the LLC</u>. Notwithstanding anything to the contrary contained herein, upon the occurrence of a Dissolution Event, if there is at least one remaining Member, the remaining Member has the right to avoid dissolution of the LLC and elect to continue the business of the LLC on the same terms as this Operating Agreement. Such right can be exercised by a vote of the Members holding at least 2/3rds of the outstanding Units to continue the business of the LLC within ninety (90) days after the occurrence of a Dissolution Event. Expenses incurred in the continuance of the LLC shall be deemed expenses of the LLC.

12.3 <u>Authority to Wind Up</u>. The Manager (other than the Manager with respect to which the Dissolution Event occurred) shall have all necessary power and authority required to marshal the assets of the LLC, to pay its creditors, to distribute assets and otherwise wind up the business and affairs of the LLC. In particular, the remaining Manager shall have the authority to continue to conduct the business and affairs of the LLC insofar as such continued operation remains consistent, in the judgment of Members, with the orderly winding up of the LLC.

Upon dissolution and winding up of the LLC, the affairs of the LLC shall be wound up and the LLC liquidated by the Manager. The assets of the LLC shall be distributed as follows in accordance with the Act:

(a) To creditors of the LLC in the order of priority provided by law;

(b) To Members and Disassociated Members for any amounts the LLC owes them, other than in respect of the net credit balance of their capital account; and

(c) To the Members as set forth in *Exhibit A*.

12.4 <u>Deficit Balance</u>. Notwithstanding anything to the contrary contained herein, no Member shall have any obligation whatsoever, whether upon liquidation or otherwise, to restore a deficit balance in its capital account to zero.

ARTICLE 13
TRANSFER

13.1   No Transfers Without Approval. No Member shall transfer, assign, or otherwise encumber the Units without the consent of the Manager.

13.2   Right of First Refusal. Upon any transfer, voluntary or involuntary, or if any Member desires to sell the Units, the Units shall first be offered to the LLC at their fair market value for a period of thirty (30) days, except in the circumstances described under Section 13.4. If the LLC does not accept the Units at the fair market value, the Units will next be offered to the remaining Members for the next thirty (30) days. If the parties do not agree on the fair market value, the fair market value shall be determined by arbitration pursuant to Article 16.10. Thereafter, the Units may be sold subject to the restrictions on transfer set forth in this Operating Agreement.

13.3   Involuntary Transfer. In the event of any involuntary transfer of Units, or in the event any Member desires to sell their Units, the Units shall be sold for their fair market value. The fair market value shall be determined based upon a business valuation of the LLC. The business valuation shall be paid for by the LLC. The terms of any sale shall be for cash.

13.4   Failure to Meet Investment Commitments.   If a Member defaults on their obligation to contribute funds shown as committed under Exhibit A, their Membership Units shall automatically and immediately revert to the LLC.   The Manager may reassign that Member's Units without a vote of the Members, including to a new Member. The other Members shall have a 10-day period to purchase Units before they can be sold to a new Member. The purchase price to be paid to the defaulting member shall be 50% of the sums contributed to the LLC. Any earnest money or investment of the defaulting investor will revert to the LLC. The purchaser of the Membership Units must cure the default and assume that member's future obligations.

ARTICLE 14
DEFINITIONS

14.1   Definitions. The following terms shall have the meanings set forth for purposes of this Operating Agreement:

(a)   "*Accounting Period*" shall mean for each fiscal year the period beginning on the 1st of January and ending on the 31st day of December; provided, however, that the first Accounting Period shall commence on the date of formation of the LLC and shall end on December 31, 2018.

(b)   "*Operating Agreement*" shall mean this LLC Agreement as the same shall be amended from time to time.

(c) *"Additional Member"* shall mean a Member admitted as a Member after the date this Operating Agreement becomes effective.

(d) *"Assignee"* shall mean a transferee who has not been admitted as a Substitute Member.

(e) *"Bankruptcy"* shall mean with respect to any person that a petition shall have been filed by or against such person as a "debtor" and the adjudication of such person as a bankrupt under the provisions of the bankruptcy laws of the United States of America shall have commenced, or that such person shall have made an assignment for the benefit of its creditors generally or a receiver shall have been appointed for substantially all of the property and assets of such person.

(f) *"Capital Contribution"* of a Member shall mean that amount of capital actually contributed by the Member to the LLC pursuant to Article 3.

(g) *"Code"* shall mean the Internal Revenue Code of 1986, as amended.

(h) *"LLC Property"* shall be the property listed on ***Exhibit A*** as the initial capital contribution.

(i) *"Disassociated Member"* shall have the meaning given that term in Section 2.7 hereof.

(j) *"Dissolution Event"* shall mean the voluntary withdrawal, dissolution, bankruptcy, expulsion of a Member, the occurrence of which terminates the Member's Units in the LLC and results in the dissolution of the LLC under the Act unless the Members agree otherwise pursuant to Section 12.2.

(k) *"Fiscal Year"* shall mean the period from January 1 to December 31 of each year, or as otherwise required by law.

(l) *"Incompetency"* of a person shall mean that such person shall have been judged incompetent or insane by a decree of a court or administrative tribunal of appropriate jurisdiction.

(m) *"Members"* shall mean all Members, including Substitute Members, and Additional Members, but does not include assignees.

(n) *"Net Income" or "Net Loss"* shall mean for any Accounting Period the amount computed as of the last day thereof of the net income or loss computed under generally accepted accounting principles.

(o)   *"Person"* shall mean a natural person, partnership (whether general or limited and whether domestic or foreign), LLC, foreign limited liability company, trust, estate, association, corporation, custodian, IRA, SEP IRA, retirement plan, KEOGH plan, nominee or any other individual or entity in its own or representative capacity.

(p)   *"Substitute Member"* shall mean an assignee who has been admitted to all the rights of a Shareholder pursuant to this Operating Agreement.

(q)   *"Treasury Regulations"* shall mean regulations issued pursuant to the Code.

ARTICLE 15
MISCELLANEOUS

15.1   Power of Attorney. By signing this Operating Agreement, each Member designates and appoints the Manager as their true and lawful attorney, in their name, place and stead, to make, execute, sign and file such instruments, documents or certificates which may from time to time be required by the laws of the United States of America and the State of Alaska and any political subdivision thereof or any other state or political subdivision in which the LLC shall do business to carry out the purposes of this Operating Agreement, except where such action requires the express approval of the Members hereunder. Such attorney is not hereby granted any authority on behalf of the Members to amend this Operating Agreement except that as attorney for each of the Members, the Manager shall have the authority to amend this Operating Agreement and the LLC's Articles of Organization as may be required to give effect to the transactions below following any necessary approvals or consents of the Members:

(a)   Extensions of the term of the LLC;

(b)   Admissions of additional Members;

(c)   Transfer of a Member's units;

(d)   Withdrawals or distributions; and

(e)   Contributions of additional capital.

The Manager shall provide to the Members copies of all documents executed pursuant to the power of attorney contained in this section.

15.2   Withholding Taxes. If the LLC is obligated to withhold and pay any taxes with respect to any Member, any tax required to be withheld may be withheld from any distribution otherwise payable to such Member, or in lieu thereof upon remittance to the appropriate tax authority may be charged to that Member's Capital Account as if the amount of such tax had been distributed to such Shareholder.

15.3   Further Assurances. The parties agree to execute and deliver any further instruments or documents and perform any additional acts which are or may become necessary to effectuate and carry on the LLC created by this Operating Agreement.

15.4   Binding Effect. Subject to the restrictions on transfer set forth in this Agreement, this Operating Agreement shall be binding on an inures to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

15.5   Governing Law. This Operating Agreement shall be governed by and construed under the laws of the State of Alaska.

15.6   Entire Agreement. This Operating Agreement constitutes the entire agreement among the parties with respect to the subject matter.

15.7   Effective Date. This Operating Agreement shall be deemed to be effective on the date of execution.

15.8   Counterparts. This Operating Agreement may be executed in one or more counterparts with the same force and effect as if each of the signatories had executed the same instrument.

15.9   Headings. The headings that have been used throughout this Operating Agreement have been inserted for administrative convenience. They may not be used to vary the meaning of the other words used in the Operating Agreement.

15.10   Arbitration. All claims and disputes arising out of, or relating to, this Operating Agreement, or the performance thereof, shall be subject to binding arbitration in accordance with Alaska's Revised Arbitration Act by one arbitrator selected by the parties. In the event the parties cannot agree on an arbitrator within thirty days of the demand for arbitration the arbitrator shall be selected by the Presiding Judge of the Third Judicial District from the list previously exchanged by the parties to name an arbitrator. The arbitration shall be in Anchorage, Alaska.

15.11   Shareholder Hire. To the extent practicable and in the best interests of the LLC, an employment preference shall be extended to shareholders of The Eyak Corporation, or their descendants, meeting or exceeding qualifications for positions with the LLC.

15.12   Board of Directors. Heather's Choice shall have a seven-member board of directors. All members shall be appointed by the Manager. Board responsibilities will be defined in the initial meetings of the board, and amended as required. The initial board shall be composed of the members listed in Exhibit B.

IN WITNESS WHEREOF, the parties have executed this Operating Agreement as of the day and year first written above.

Heather Kelly

By: Heather Kelly

Launch Alaska

By: Isaac Vanderburg

Alaska Accelerator Fund

By: Katherine Jernstrom

Anchorage Equity Partners

By: Paul Wiltse

EXHIBIT A – Membership and Units

Members	Units
Heather Kelly	1040
Launch Alaska	25 *
Alaska Accelerator Fund	335 *
Anchorage Equity Partners	600

* Convertible debt owners – no equity ownership as of June 8, 2018. Exhibit A reflects fully converted unit opportunity for Launch Alaska and Alaska Accelerator Fund.

EXHIBIT B – Board of Directors and Term

1. Heather Kelly (as long as serving as executive)
2. Dan Didier (as long as serving as executive)
3. Katherine Jernstrom (as long as AAF and Launch Alaska are invested)
4. Rod Worl (as long as TEC is invested)
5. Jonathan White (2 year term)
6. Rachael Miller (2 year term)
7. TBD